Exhibit 99.5

CONTRACTUAL OBLIGATIONS BY REMAINING MATURITY
(millions of Canadian dollars)
				October 31		October 31
	2016					2015
	Within	Over 1 year	Over 3 to	Over
	1 year	to 3 years	5 years	5 years	Total	Total
Deposits[1,2]	$673,167	$49,285	$38,607	$12,425	$773,484	$696,606
Securitization liabilities[3]
Securitization liabilities at fair value	2,002	2,987	3,277	3,535	11,801	10,075
Securitization liabilities at amortization cost	8,280	4,207	3,117	2,275	17,879	22,687
Subordinated notes and debentures[3]	–	–	–	10,891	10,891	8,637
Liability for preferred shares	–	–	–	35	35	34
Structured entity liabilities	957	3,091	750	671	5,469	3,400
Contractual interest payments[4,5]	2,885	3,995	2,504	20,549	29,933	29,169
Operating lease commitments	942	1,710	1,359	3,944	7,955	8,066
Capital lease commitments	27	54	20	14	115	106
Network service agreements	–	–	–	–	–	15
Automated teller machines	74	42	2	–	118	171
Contact centre technology	32	29	–	–	61	93
Software licensing and equipment maintenance	213	197	33	–	443	377
Total	$688,579	$65,597	$49,669	$54,339	$858,184	$779,436
1	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as within one year.
2	Amounts include trading deposits which are carried at fair value and include basis adjustments if the deposit is in a hedge accounting relationship. Accrued and contractual interest payments are also included.
3	Amounts are presented on an undiscounted basis.
4	Amounts include accrued and future estimated interest obligations on term deposits, securitization liabilities, subordinated notes and debentures, and asset-backed commercial paper based on applicable interest and foreign exchange rates as at October 31, 2016, and October 31, 2015, respectively. Amounts exclude returns on instruments where the Bank’s payment obligation is based on the performance of equity linked indices.
5	Interest obligations on subordinated notes and debentures are calculated according to their contractual maturity date. Refer to Note 19 to the Bank’s 2016 Consolidated Financial Statements for additional details.